UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


magicJack Vocaltec, Ltd.

(Name of Issuer)

Class A Common stock

(Title of Class of Securities)

0001005699

(CUSIP Number)

Spencer Grimes
Twinleaf Management, LLC
131 Brookwood Lane,
New Canaan, CT 06840
(203) 594-1441

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2017

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

	Twinleaf Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Connecticut, USA

7	Sole Voting Power	    0

8	Shared Voting Power		 809,526

9	Sole Dispositive Power		0

10	Shared Dispositive Power 809,526

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	 809,526

12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	5.0%

14	Type of Reporting Person (See Instructions)

	IA


As of June 20, 2017 Twinleaf Management, LLC is the beneficial owner of 809,526 shares of Class A Common
Stock of magicJack Vocaltec, Ltd. The shares are allocated across nine (9) discretionary client accounts (the
"Client Accounts"). Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client contains an interest relating to more than five percent (5%) of the class of securities.

1	Names of Reporting Persons

	Spencer Grimes, Managing Member of Twinleaf Management,
	LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Source of Funds (See Instructions) OO


5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  USA

7	Sole Voting Power	0

8	Shared Voting Power	809,526

9	Sole Dispositive Power	0

10	Shared Dispositive Power  809,526

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	 809,526

12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

    5.0%

14	Type of Reporting Person (See Instructions)

	IN/HC

* As of June 20, 2017 Twinleaf Management, LLC is the beneficial owner of 809,526 shares of Class A Common Stock of magicJack Vocaltec, Ltd. The shares are allocated across nine (9) discretionary client accounts (the "Client
Accounts"). Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client contains an interest relating to more than five percent (5%) of the class of securities. Spencer Grimes is the Managing Member of Twinleaf Management, LLC and as a result possesses the power to vote and dispose or direct the disposition of all the shares referred to above, thus may be deemed to beneficially own a total of 5.0% shares of Class A Common Stock.


Item 1.		Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock of magicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the "Issuer"). The Issuer's principal place of business is 2 Haomanut Street, 2nd Floor, Poleg Industrial Area, Netanya, Israel, 42504.

Item 2.		Identity and Background

(a)	This Schedule 13D is being filed by Twinleaf
Management, LLC, a Connecticut limited liability company, and by Spencer Grimes, a United States Citizen and Managing
Member of Twinleaf Management, LLC (together, the "Reporting
Persons").

(b)	The principal business address for each of the
Reporting Persons is:

	Twinleaf Management, LLC
	131 Brookwood Lane,
	New Canaan, CT 06840

	Spencer Grimes is the Managing Member of
Twinleaf Management, LLC. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting
Persons are hereby filing a joint Schedule 13D.

(c) The principal business of Twinleaf Management, LLC is the performance of investment management and advisory services. The principal business of Spencer Grimes is serving as the Managing Member of Twinleaf Management, LLC.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Twinleaf Management, LLC is a Connecticut limited liability company, and Spencer
Grimes is a United States Citizen.

Item 3.		Source and Amount of Funds or Other
Consideration

The shares to which this statement relates were acquired by the Reporting Persons on behalf the clients for which Twinleaf Management, LLC serves as investment advisor, using client capital.
The aggregate dollar amount used to purchase the shares to which this statement relates is $6,171,632.

Item 4.		Purpose of Transaction

The shares covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

On June 20, 2016, the Reporting Persons determined it was in the best interests of the Client Accounts that Spencer Grimes communicate with the Issuer regarding ways to increase shareholder value. The communication, a letter emailed to the board of the Issuer, is included as Exhibit B below.

In addition, as investors in the Issuer, the Reporting
Persons have had and may continue to have general discussions with representatives of the Issuer regarding various matters relating to the business and operations of the Issuer.
The Reporting Persons have also had and may continue to have conversations with other stockholders of the Issuer. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

In addition, the Reporting Persons also intend to review the investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, changes to the composition of the board of directors, price levels of the Class A Common Stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional securities of the Issuer in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Issuer owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice


Item 5.     Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based on 16,041,017 shares of Class A
Common Stock outstanding as of April 10, 2017 which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the
Securities and Exchange Commission on May 10, 2017. As of the close of business on the date hereof, Twinleaf Management, LLC, as the investment advisor to nine (9) discretionary client accounts, may be deemed to beneficially own the 809,526 shares of Class A Common Stock spread across the Client Accounts.
Spencer Grimes, as the Managing Member of Twinleaf Management, LLC, may be deemed to beneficially own the 809,526 shares of magicJack Vocaltec Ltd's Class A Common Stock spread across the Client Accounts.

(b) The Reporting Persons possess the shared power to vote and to direct the disposition of the securities held by the Reporting
Persons.

(c) The Reporting Persons conducted the following transactions on the in the past sixty (60) days. All of the following transactions were conducted on the open market and effectuated by Twinleaf Management, LLC for the benefit of the Client
Accounts:

5/17/2017	1265	$6.80
5/26/2017	500	$6.60
5/31/2017	800	$6.40
6/9/2017	6600	$7.35
6/12/2017	20949	$7.38
6/13/2017	500	$7.30
6/14/2017	100	$7.10
6/15/2017	158	$7.00
6/16/2017	18132	$7.10
6/19/2017       33458   $7.30
6/20/2017  	13200   $7.29


(d) The Client Accounts of Twinleaf Management, LLC have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
No such client owns more than five percent (5%) of the Class A Common stock nor any other class of stock of the Issuer.

(e) Not Applicable


Item 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

On June 20, 2017, the Reporting Persons entered into a
Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on
Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         June 20, 2017

                    TWINLEAF MANAGEMENT, LLC

                    /s/ Spencer Grimes
                    ----------------------------------------
                    Spencer Grimes
		    Managing Member, Twinleaf Management, LLC



                    SPENCER GRIMES

                    /s/ Spencer Grimes
                    -----------------------------------------


Item 7.  Material to Be Filed as Exhibits

EXHIBIT A

             JOINT FILING AGREEMENT DATED JANUARY 20, 2017

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Class A Common Stock of magicJack Vocaltec, Ltd. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.



                     June 20, 2017


                   TWINLEAF MANAGEMENT, LLC

                   /s/ Spencer Grimes
		   -----------------------------------------


                   Spencer Grimes
                   Managing Member, Twinleaf Management, LLC


                   SPENCER GRIMES

                   s/ Spencer Grimes
                   --------------------------------------



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT B

	LETTER TO MAGICJACK VOCALTEC, LTD'S BOARD

June 20, 2017

Mr. Izhak Gross, Chairman
Mr. Don Carlos Bell III, President and CEO
Mr. Richard Harris, Director
Mr. Alan Bradley Howe, Director
Ms. Tali-Yaron Elder, Director

magicJack Vocaltec Ltd.
12 Haomanut Street, 2nd Floor
Poleg Industrial Area, Netanya, Israel 42504

VIA EMAIL TO MR. BELL

Dear magicJack Board of Directors:

The accompanying Form 13D filed with the SEC presents an opportunity to provide our views on recent developments at our company and to offer suggestions aimed at delivering value for long-suffering shareholders. At this critical juncture, we hope that you, our partially reconstituted board of directors, will provide superior governance and oversight than did your predecessors.

As indicated in our filing, client accounts managed by Twinleaf Management LLC own 809,526 shares or just over 5% of the company's outstanding equity. Having made our first ill-timed purchase of magicJack stock in summer
2013, our perspective is perhaps deeper than that of most shareholders. So is our frustration.

In light of our company's preliminary proxy statement dated
June 12, 2017, certain proposals requiring shareholder vote and the ongoing strategic review process formally announced in March, we submit the following:

We are encouraged by Mr. Bell's assertiveness in remaking the company and board. With regard to his proposed compensation package, we are seeking more disclosure around the metrics in the change of control provision so that it is fully aligned with shareholder interests. The unique situation that Mr. Bell inherited upon becoming CEO in March - namely the presence of multiple unsolicited bids for the company, as disclosed in the February proxy statement - demands thoughtful structuring of compensation to absolutely reward outperformance but avoid further leakage away from shareholders.

With regard to the proposal to raise your own compensation as board members, we will vote AGAINST. A 50 per cent decline in the company's stock price over the past four years should provide sufficient evidence of vast corporate underperformance that should not be rewarded. True, there are some recent additions to our board but if any member feels that his or her board compensation is inadequate relative to stock price performance, I will gladly seek board nomination as your replacement.

With regard to the strategic review, we hope that you aim to expeditiously conclude the process. It doesn't take a genius to recognize that companies with chronic revenue declines and a history of strategic blunders are not often worth more tomorrow than they are today. If indeed there is a bona fide offer for our company at $9.50 per share, we'd like to see it signed to binding agreement and announced. Look no further than the current stock price for an indication that investors are highly skeptical.

If our board is unable to achieve that result, we urge you not to reveal such an unsatisfactory outcome to the market without a concurrent and immediate plan to return substantial cash to shareholders. Failure to neither sell the company nor return capital will further damage credibility among investors and inflict more pain on beleaguered shareholders. A high-margin, no-growth business - if combined with aggressive cost controls and prudent capital allocation - need not necessarily be the poor investment that magicJack has been.

Sincerely,


Spencer Grimes

Managing Partner
Twinleaf Management LLC